UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Slam Corp.
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G8210L105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Westchester Capital Management, LLC 27-3790558

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,698 shares

	6	SHARED VOTING POWER
623,901 shares

	7	SOLE DISPOSITIVE POWER
21,698 shares

	8	SHARED DISPOSITIVE POWER
623,901 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,599 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 9,077,959 Shares outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

1	NAMES OF REPORTING PERSONS
Virtus Investment Advisers, Inc. 04-2453743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
623,901 shares

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
623,901 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
623,901 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 9,077,959 Shares outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.

1	NAMES OF REPORTING PERSONS
The Merger Fund 14-1698547

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
617,633 shares

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
617,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
617,633 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.80%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 9,077,959 Shares outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Slam Corp. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

Item 2(a).	Name of Person Filing

This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”): Westchester Capital Management, LLC (“Westchester”), a Delaware limited liability company, Virtus Investment Advisers, Inc. (“Virtus”), a Massachusetts corporation, and The Merger Fund (“MF”), a Massachusetts business trust.

Virtus, a registered investment adviser, serves as the investment adviser to each of MF, The Merger Fund VL (“MF VL”) and Virtus Westchester Credit Event Fund (“CEF”).  Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, CEF and the JNL Multi-Manager Alternative Fund (“JARB”, together with MF, MF VL, and CEF, the “Funds”).  The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds.  Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

Westchester Capital Management, LLC
100 Summit Drive, Valhalla, NY 10595

Virtus Investment Advisers, Inc.
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683

Item 2(c).	Citizenship

Westchester is organized under the laws of the State of Delaware. Each of Virtus and MF are organized under the laws of the State of Massachusetts.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A ordinary shares, $0.0001 par value per share ("Ordinary Shares").

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is G8210L105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒ Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Virtus acts as investment adviser to each of MF, MF VL and CEF.  Westchester acts as sub-advisor to each of MF, MF VL, CEF and JARB and may be deemed to beneficially own shares of Ordinary Shares held by MF, MF VL, CEF and JARB.  Messrs. Behren and Shannon each serve as Co-Presidents of Westchester.  By virtue of these relationships, Westchester and Messrs. Behren and Shannon may be deemed to beneficially own the Ordinary Shares held by the Funds, however, each of the Reporting Persons and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Ordinary Shares, except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that the Reporting Persons and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

WESTCHESTER CAPITAL MANAGEMENT, LLC

	By:	/s/ CaSaundra Wu
		Name:	CaSaundra Wu
		Title:	CCO

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Chetram Persaud
	Name:	Chetram Persaud
	Title:	Chief Compliance Officer

THE MERGER FUND

By:	/s/ Daphne Chisolm
	Name:	Daphne Chisolm
	Title:	Vice President, Counsel and Assistant Secretary

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Slam Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 14, 2024.

Dated: November 14, 2024

WESTCHESTER CAPITAL MANAGEMENT, LLC

	By:	/s/ CaSaundra Wu
		Name:	CaSaundra Wu
		Title:	CCO

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Chetram Persaud
	Name:	Chetram Persaud
	Title:	Chief Compliance Officer

THE MERGER FUND

By:	/s/ Daphne Chisolm
	Name:	Daphne Chisolm
	Title:	Vice President, Counsel and Assistant Secretary